Amendment No. 1

to

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

Commission File Number: 333-100069

NETEASE.COM, INC.

Suite 1901, Tower E3

The Towers, Oriental Plaza

Dong Cheng District

Beijing, People’s Republic of China 100738

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N.A.

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K is being filed for the purpose of providing revised risk factors in response to additional comments we received from the Staff of the U.S. Securities and Exchange Commission in connection with its review of our periodic filings.

NETEASE.COM, INC.

Amendment No. 1 to Form 6-K

TABLE OF CONTENTS

Page
Signature	Page 4
Risk Factors	Exhibit 99.1, Page 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ TED SUN
Name: Mr. Ted Sun
Title: Acting Chief Executive Officer and Director

Date: March 9, 2004